Exhibit 5

June 24, 2011

Mr. Dennis D. Cirucci, President & CEO
Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, PA  19008-3599

Dear Dennis:

PL Capital has reviewed the definitive proxy statement of Alliance Bancorp, Inc. of Pennsylvania (“Alliance” or the “Company”), as filed with the SEC on June 13, 2011, and the related Form 8-K filed with the SEC on June 21, 2011, both relating to the upcoming July 20, 2011 special meeting of shareholders at which shareholders are being asked to vote on the Company’s 2011 Stock Option Plan and 2011 Recognition and Retention Plan and Trust Agreement.

We have also reviewed the Company’s letter to shareholders dated June 21, 2011, and the related Form 8-K filed with the SEC on June 21, 2011, which contained the Company’s changes to the plans.  These changes were made in response to PL Capital’s suggested changes to the plans as noted in our letter to you dated June 14, 2011.

We appreciate the Company’s prompt review and response to our suggested changes and we are pleased that two of the three suggested changes were substantially adopted.  However, we were disappointed to read that the Compensation Committee of the Alliance board of directors failed to adopt any performance criteria in the vesting formula for the plans, as we had suggested.

After careful consideration of the plans, as recently amended, we have decided to vote against the plans as currently presented.  However, in light of the Company’s prompt review and response to our suggested changes, we will not engage in a “just say no” campaign to rally shareholder support against the plans.  Alliance shareholders can weigh the merits of voting for or against the plans as revised.

As we have mentioned previously, PL Capital is not opposed to the Company having the plans, as we want officers, directors and employees to share in the risks and rewards of ownership.  Our decision to vote against the plans is strictly based upon the lack of performance criteria in the vesting formulas.

Feel free to contact either of us at any time.

Sincerely,

Richard Lashley	John Wm. Palmer
Principal	Principal